UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K (Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HEWLETT-PACKARD COMPANY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEWLETT-PACKARD COMPANY 3000 HANOVER STREET PALO ALTO, CALIFORNIA 94304

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Hewlett-Packard Company 401(k) Plan
December 31, 2005 and 2004, and for the Year Ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

Hewlett-Packard Company 401(k) Plan Financial Statements and Supplemental Schedule December 31, 2005 and 2004, and for the Year Ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)	11
Signature	30

Exhibit

Exhibit 23 – Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	31

Report of Independent Registered Public Accounting Firm

Plan Administrator
Hewlett-Packard Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Hewlett-Packard Company 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

San Jose, California May 25, 2006

Hewlett-Packard Company 401(k) Plan Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Cash	$312,433	$-
Investments	8,798,830,023	8,068,624,270
Receivables:
Company contribution receivable	7,554,760	9,418,626
Amount due from brokers for securities sold	36,154,295	18,844,047
Interest and dividends receivable	4,409,007	3,709,463

Total receivables	48,118,062	31,972,136

Total assets	8,847,260,518	8,100,596,406

Liabilities
Amounts due to brokers for securities purchased	46,167,970	16,307,044
Other payables	3,051,234	2,943,998

Total liabilities	49,219,204	19,251,042

Net assets available for benefits	$8,798,041,314	$8,081,345,364

See accompanying notes. -2-

Hewlett-Packard Company 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2005

Additions
Contributions:
Participant	$458,407,459
Company	200,357,352
Rollover	60,370,572

Total contributions	719,135,383
Investment income:
Interest and dividends	286,373,895
Net realized and unrealized appreciation in fair value of investments	607,082,193

Total investment income	893,456,088

Total additions	1,612,591,471
Deductions
Benefits paid directly to participants	886,723,120
Administrative expenses and fees	2,895,954
Investment management fees	6,276,447

Total deductions	895,895,521

Net increase	716,695,950
Net assets available for benefits:
Beginning of year	8,081,345,364

End of year	$8,798,041,314

See accompanying notes. -3-

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements

December 31, 2005

1.   Description of the Plan

The following brief description of the Hewlett-Packard Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of Hewlett-Packard Company (the Company or HP) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Assets of the Plan are invested in a three-tier investment structure. Tier 1 includes four ready-made portfolios that represent different points on the risk/return spectrum. Tier 2 includes 14 institutional funds in a range of asset classes. Tier 3 includes 17 brand-name mutual funds spanning several investment categories. Additionally, the Plan offers Company common stock as an investment option.

The Plan includes a non-leveraged employee stock ownership plan (the ESOP) within the meaning of Internal Revenue Service Code Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit participants the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash. Participants in the Plan who were formerly participants in the Compaq Computer Corporation 401(k) Investment Plan, but who did not become employees of the Company subsequent to the acquisition of Compaq Computer Corporation in May 2002 are not eligible to participate in the ESOP.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1.   Description of the Plan (continued)

Contributions

All employees are deemed to have elected a three percent compensation deferral effective on the first day of their employment unless the employee makes a change to that election in the manner prescribed by the Company.

Participants may annually contribute, on a pretax basis, up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the Code). The annual limitation was $14,000 for 2005.

Participants who are age 50 or older by the end of the plan year can contribute an additional $4,000 above the annual limitation. These “catch-up” contributions are not eligible for the Company match. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes 100% of the first 3% and 50% of the next 2% of compensation that each participant contributes to the Plan. The Plan uses a year-end “true-up” matching contribution feature to allow participants to receive the maximum matching contribution available by making up any loss in matching contributions resulting from the participant’s individual savings strategies. To be eligible to receive the year-end “true-up” match, the participant must be employed on the last day of the plan year. The “true-up” matching contribution was $7,554,760 for the year ended December 31, 2005.

Vesting

Participants are one hundred percent vested in the Plan at all times.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (i) Company contributions and (ii) Plan earnings and losses. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account. All amounts in participant accounts, including amounts invested in the Agilent Stock Fund prior to the June 2, 2000, spin-off of Agilent Technologies, Inc., are participant-directed.

However, effective June 2, 2000, no amounts may be directed into the Agilent Stock Fund. The Agilent Stock Fund was closed effective March 31, 2005. Proceeds from the liquidation of the fund were invested in the Stable Value Fund from which participants may redirect their investment, consistent with the Plan rules.

Participant Loans

The Plan offers two types of loans, namely general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed 15 years.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s account and bear interest at a rate equal to the prevailing prime rate plus 1%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death or retirement, participants may elect to receive a lump-sum amount equal to the value of their account. Participants with account balances exceeding $5,000 may elect to receive a series of cash installment payments at their required beginning date. Lump-sum payments may be made in cash or shares of stock for distribution from the Company Stock Fund and prior to March 31, 2005, the Agilent Stock Fund. Hardship distributions and in-service withdrawals are permitted if certain criteria are met.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

1.   Description of the Plan (continued)

Administrative and Investment Management Expenses

Certain fees and expenses of the Plan for legal, accounting, and other administrative services are paid directly by the Company on behalf of the Plan. Other administrative fees and all investment management fees are charged to individual participants’ accounts. Certain administrative fees and investment management fees related to Tiers 1 and 2 investment options are paid directly to the Plan’s investment managers and are reported separately on the statement of changes in net assets available for benefits. Investment management fees charged by the Tier 3 mutual funds are deducted from the net asset values of the mutual funds and are, therefore, recorded as a component of the net realized and unrealized appreciation in fair value of the Plan’s investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Except for investment contracts, the Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The shares of the common collective trust funds are valued at the quoted redemption value on the last business day of the plan year. Short-term investments are valued at cost plus accrued interest, which approximates fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

2.   Summary of Significant Accounting Policies (continued)

Investments in guaranteed investment contracts and synthetic investment contracts are stated at contract value, which approximates fair value, because they are fully benefit-responsive. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The guaranteed investment contracts are promises by an insurance company or bank to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Synthetic investment contracts consist of various fixed income investments, together with contracts under a bank or other institution, which provide for fully benefit-responsive withdrawals by plan participants at contract value. There are no limitations on liquidity guarantees, and no valuation reserves are being recorded to adjust contract amounts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   Investments

The following investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2005	2004
Hewlett-Packard Company common stock	$ 954,974,636	$ 810,232,925
Fidelity Magellan Fund	609,935,731	725,591,053
Fidelity Contrafund	577,471,923	454,973,081

Vanguard PRIMECAP Fund	716,991,549	690,285,001
Fidelity Low-Priced Stock Fund	442,313,583	437,765,920
Vanguard Employee Benefit Index Fund	952,910,499	944,314,522
Dwight Target 2 Fund	549,406,888	433,680,009

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

3.   Investments (continued)

During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

Registered investment companies	$ 137,143,728
U. S. government securities	(673,087)
Common stock	86,534,362
Company common stock	266,703,410
Common collective trust fund	117,373,780

$ 607,082,193

4.  Guaranteed and Synthetic Investment Contracts

The Plan offers a Stable Value Fund, which invests in guaranteed investment contracts and synthetic investment contracts, to provide participants with a stable, fixed-rate return and protection of principal from market changes.

The average yield of the various investment contracts in the Stable Value Fund for 2005 and 2004 was approximately 4.74% and 4.50%, respectively. The crediting interest rates at December 31, 2005 and 2004, range from 3.19% to 6.24% and 3.19% to 7.84%, respectively. The interest rate paid by the issuer or contract rate may be fixed over the life of the contract or adjusted periodically, but cannot fall below 0%. The fair value of the guaranteed investment contracts, estimated by the issuers based on discounted cash flows, was $17,124,423 at December 31, 2005 and $108,801,050 at December 31, 2004. The fair value of the underlying assets related to the synthetic investment contracts was $1,089,792,281 at December 31, 2005 and $850,371,023 at December 31, 2004, resulting in positive wrapper values totaling $9,739,927 at December 31, 2005 and negative wrapper values totaling $(10,154,670) at December 31, 2004.

Hewlett-Packard Company 401(k) Plan

Notes to Financial Statements (continued)

5.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 22, 2000, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6.   Related Party Transactions

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2005, the Plan made purchases of approximately $53,311,435 and sales of approximately $175,268,135 of the Company’s common stock.

7.   Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.   Subsequent Events

Effective January 1, 2006, employees with fewer than 62 points, calculated as age plus years of service, will be eligible for an enhanced Company matching contribution equal to 100% of the first 6% of the eligible compensation the participant contributes to the Plan.

In addition, the Company will match contributions for all participants on a pay-period basis throughout the year. The year-end “true-up” match will no longer be made beginning with the 2006 plan year. The final “true-up” match was provided for the 2005 plan year in early 2006.

Effective January 1, 2006, all new employees will be subject to a three-year cliff vesting schedule with regard to matching contributions. As a result, participants with no prior HP service who enter the Plan on or after January 1, 2006, will be 0% vested in Company matching contributions until earning three years of credited service, at which time they will become 100% vested in their matching contributions.

Supplemental Schedule

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Short-term investments
Dreyfus Cash Management Portfolio	15,358,548	shares	$15,358,548
Mellon EB Temporary Investment	2,241,294	shares	2,241,294
The Boston Company Pooled Employee Liquidity Fund	3,344,440	shares	3,344,440
* Fidelity Institutional Cash Portfolio	7,651,000	shares	7,651,000
BNP PARBS FIN CP 4.34%	5,600,000	shares	5,541,265
DNB NOR BK DN 0% 2/22/06	4,800,000	shares	4,747,114
HBOS TREAS DN 0% 2/24/06	5,600,000	shares	5,536,677
SOC GEN NA YCP 4.34%	2,400,000	shares	2,373,671
WESTPAC BANK 42CP 0%	2,300,000	shares	2,277,592

		49,071,601
Registered investment companies
ICAP Equity Portfolio	1,811,778	shares	74,590,884
Artisan International Fund	1,366,217	shares	34,578,945
Montag & Caldwell Growth Fund	203,879	shares	4,866,603
PIMCO High Yield Fund	4,918,941	shares	47,812,108
PIMCO Real Return Fund	5,310,134	shares	58,836,289
Vanguard PRIMECAP Fund	10,579,778	shares	716,991,549
American Funds New World Fund	1,596,229	shares	61,853,869
PIMCO Global Bond II Fund	2,088,733	shares	20,427,806
MFS International New Discovery Fund	6,613,399	shares	160,374,919
BNY Hamilton Small Cap Growth Fund	966,980	shares	14,301,630
Domini Social Equity Fund	1,841,238	shares	20,842,819
Templeton Foreign Advisor Class	11,024,786	shares	139,463,544
* Fidelity Magellan Fund	5,730,324	shares	609,935,731
* Fidelity Contrafund	8,917,108	shares	577,471,923
* Fidelity Growth & Income Portfolio	7,438,656	shares	255,889,762
* Fidelity Real Estate Investment Portfolio	5,117,763	shares	159,469,486
* Fidelity Low-Priced Stock Fund	10,830,401	shares	442,313,583
Dodge & Cox Income Fund	7,460,667	shares	93,556,763
Dodge & Cox Stock Fund	1,118,759	shares	153,516,112
Lord Abbett Midcap Value Fund	1,071,938	shares	23,979,254

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Registered investment companies (continued)
PIMCO Asset Backed Securities Fund	196,435	shares	$2,064,537
PIMCO Emerging Markets Fund	590,635	shares	6,691,900
PIMCO International Portfolio	1,766,621	shares	8,780,106
PIMCO Investment Grade Corporate Portfolio	647,497	shares	6,300,144
PIMCO Mortgage Portfolio	8,109,671	shares	84,178,385
PIMCO Municipal Sector Portfolio	334,778	shares	3,444,870
PIMCO Real Return Bond Fund	263,359	shares	2,815,311
PIMCO US Government Sector Portfolio	5,133,847	shares	54,983,496
Vanguard Extended Market Index	5,387,879	shares	184,750,364

		4,025,082,692
Common stock
AAR CORP	46,700	shares	1,118,465
Abbott Laboratories	127,600	shares	5,031,268
ACCENTURE LTD CL A	59,000	shares	1,703,330
ACE LTD	74,400	shares	3,975,936
ACTIVISION INC	217,866	shares	2,993,479
ACTUANT CORP CL A	2,900	shares	161,820
Adobe Systems Inc.	117,800	shares	4,353,888
Advance Auto Parts Inc.	99,900	shares	4,341,654
ADVISORY BOARD CO	46,800	shares	2,230,956
AFTERMARKET TECH CORP	27,200	shares	528,768
Agilent Technologies Inc.	44,200	shares	1,471,418
Alabama Natl Bancorp Del	5,200	shares	336,752
ALAMOSA HLDGS INC	401,000	shares	7,462,610
Alcoa Inc.	45,400	shares	1,342,478
Alcon Inc.	23,600	shares	3,058,560
Alexander & Baldwin Inc.	6,200	shares	336,288
Alliance Data Sys Corp.	237,700	shares	8,462,120

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Altria Group Inc.	129,200	shares	$9,653,824
AMAZON.COM INC	19,600	shares	924,140
Amer Intl Group Inc.	129,100	shares	8,808,493
AMERICAN AXLE & MFG HLDGS	24,000	shares	439,920
American Express Co.	89,200	shares	4,590,232
American Tower Corp.	237,467	shares	6,435,356
Ametek Inc. New	97,000	shares	4,126,380
Amgen Inc.	90,600	shares	7,144,716
AMYLIN PHARMACEUTICALS	11,200	shares	447,104
ANAREN INC	10,100	shares	157,863
ANIXTER INTL INC	50,900	shares	1,991,208
Ann Taylor Stores Corp.	14,800	shares	510,896
Anteon International Corp.	54,500	shares	2,962,075
Apple Computer Inc.	49,100	shares	3,529,799
APPLIED MATERIALS INC	147,700	shares	2,649,738
ARGONAUT GROUP	35,100	shares	1,150,227
ARRIS GROUP INC	68,800	shares	651,536
ASHLAND INC	10,500	shares	607,950
ASTRAZENECA PLC SPONS ADR	51,100	shares	2,483,460
ATMI INC	113,000	shares	3,160,610
Autoliv Inc.	113,500	shares	5,155,170
Aviall Inc.	15,700	shares	452,160
AVID TECHNOLOGY INC	72,900	shares	3,992,004
Baldor Elec Co.	46,100	shares	1,182,465
Bank Of America Corp.	364,200	shares	16,807,830
Baxter Intl. Inc.	47,500	shares	1,788,375
Be Aerospace Inc.	62,500	shares	1,375,000

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Benihana Inc	15,900	shares	$366,336
Bio Rad Labs	51,000	shares	3,337,440
Blount Intl. Inc.	3,200	shares	50,976
Boeing Co.	29,000	shares	2,036,960
Bowater Inc.	63,400	shares	1,947,648
BROADCOM CORP CL A	28,900	shares	1,362,635
C COR INC	120,000	shares	583,200
Capital One Fin Corp.	40,500	shares	3,499,200
Capitalsource Inc.	275,000	shares	6,160,000
Cardinal Health Inc.	44,900	shares	3,086,875
Caremark RX Inc.	54,400	shares	2,817,376
Carlisle COS Inc.	25,500	shares	1,763,325
CARPENTER TECHNOLOGY CORP	25,700	shares	1,811,079
Casey General Stores	29,100	shares	721,680
Castle (A.M.) & Co.	9,000	shares	196,560
Caterpillar Inc.	29,000	shares	1,675,330
Cb Richard Ellis Group A	96,200	shares	5,661,370
Central Garden & Pet	73,500	shares	3,376,590
Cephalon Inc.	58,100	shares	3,761,394
CH ROBINSON WORLDWIDE INC	89,700	shares	3,321,591
CHEESECAKE FACTORY INC	17,800	shares	665,542
CHEVRON CORP	98,700	shares	5,603,199
Chicos Fas Inc.	80,200	shares	3,523,186
Choicepoint Inc.	85,200	shares	3,792,252
Cisco Systems Inc.	260,500	shares	4,459,760
Citigroup Inc.	233,500	shares	11,331,755
Citizens Comm. Co.	202,200	shares	2,472,906
City National Corp.	41,800	shares	3,027,992
CNF INC	22,100	shares	1,235,169
Coach Inc.	76,500	shares	2,550,510
Coca Cola Enterprises Inc.	26,300	shares	504,171

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
COGENT INC	63,400	shares	$1,437,912
Cognex Corp.	92,500	shares	2,783,325
Comcast Corp.CL A	110,000	shares	2,854,196
COMMERCIAL CAPITAL BANCOR	12,500	shares	214,000
Commercial Vehicle Group	44,700	shares	839,466
COMPUWARE CORP	107,500	shares	964,275
Conocophillips	55,400	shares	3,223,172
Constellation Brands	161,200	shares	4,228,276
Cooper Cameron Corp.	72,000	shares	2,980,800
Corning Inc.	213,800	shares	4,203,308
Corporate Executive BRD C	62,400	shares	5,597,280
COSTAR GROUP INC	60,000	shares	2,590,200
Countrywide Fin. Corp.	56,400	shares	1,928,316
COURIER CORP	3,900	shares	133,926
Cullen Frost Bankers Inc.	14,200	shares	762,256
Curtiss Wright Corporation	12,300	shares	671,580
Cymer Inc.	33,200	shares	1,178,932
CYTYC CORP	153,400	shares	4,330,482
DATASCOPE CORP	5,300	shares	175,165
Davita Inc.	245,000	shares	12,406,800
Dell Inc.	227,200	shares	6,813,728
Denbury Resources Inc.	183,400	shares	4,177,852
DENDRITE INTL CORP	39,400	shares	567,754
Deutsche Telekom AGSPON	180,700	shares	3,005,041
DIAMOND ROCK HOSPITALITY C	81,200	shares	971,152
DIGITAS INC	191,000	shares	2,391,320
DIONEX CORP	33,300	shares	1,634,364
DOLBY LAB INC CL A	144,100	shares	2,456,905
DOMINION RESOURCES INC VA	17,000	shares	1,312,400
Dupont (Ei) De Nemours	51,100	shares	2,171,750

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
E TRADE FINANCIAL CORP	22,500	shares	$469,350
Ebay Inc.	130,000	shares	5,622,500
Education Management Corp.	211,800	shares	7,097,418
Edwards Lifesciences Corp.	85,200	shares	3,545,172
ELECTRO SCIENTIFIC INDS	34,000	shares	821,100
Electronic Arts Inc.	99,300	shares	5,194,383
ELECTRONICS FOR IMAGING	66,600	shares	1,772,226
Emc Corp.	235,400	shares	3,206,148
EMERSON ELEC CO	43,200	shares	3,227,040
Entercom Comm Corp.	55,900	shares	1,658,553
Ethan Allen Interiors Inc.	49,100	shares	1,793,623
Exelon Corp.	115,700	shares	6,148,298
Exxon Mobil Corp.	247,100	shares	13,879,607
FAIR ISSAC CORP	36,900	shares	1,629,873
FAIRCHILD SEMICON INTL	148,000	shares	2,502,680
FEDERATED DEPT STORES INC	32,700	shares	2,168,991
Filenet Corp.	28,600	shares	739,310
FINANCIAL FEDERAL CORP	26,300	shares	1,169,035
First Data Corp.	63,700	shares	2,739,737
Forest Laboratories Inc.	79,500	shares	3,234,060
FPL GROUP INC	33,600	shares	1,396,416
Franklin Resources Inc.	24,400	shares	2,293,844
Freddie Mac	49,700	shares	3,247,895
Frontier Airlines Inc.	88,000	shares	813,120
Fuelcell Energy Inc.	50,700	shares	429,429
Genentech Inc.	40,200	shares	3,718,500
General Electric Co.	432,800	shares	15,169,640
General Mills Inc.	79,800	shares	3,935,736
Genesee & Wyoming	28,150	shares	1,057,032
Genlyte Group Inc.	15,100	shares	808,907

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Genzyme Corp.	26,700	shares	$1,889,826
GETTY IMAGES INC	49,500	shares	4,418,865
Gibraltar Industries Inc.	41,550	shares	953,157
Gilead Sciences Inc.	77,500	shares	4,078,825
Global Payments Inc.	117,800	shares	5,490,658
Golden West Fin. Corp. DEL	27,400	shares	1,808,400
Goldman Sachs Group Inc.	41,700	shares	5,325,507
Google Inc.	21,300	shares	8,836,518
Graco Inc.	62,500	shares	2,280,000
GRANT PRIDECO INC	2,700	shares	119,124
Grey Wolf Inc.	31,100	shares	240,403
GUITAR CENTER INC	5,900	shares	295,059
Gulfmark Offshore Inc.	10,200	shares	302,124
Haemonetics Corp. Mass	32,000	shares	1,563,520
Halliburton Co.	54,800	shares	3,395,408
HEARTLAND EXPRESS INC	72,300	shares	1,466,967
Helmerich & Payne Inc.	6,200	shares	383,842
Henry (Jack) & Assoc Inc.	184,100	shares	3,512,628
Hewitt Assoc Inc.	47,954	shares	1,343,191
Hexcel Corporation	91,000	shares	1,642,550
HUB INTERNATIONAL LIMITED	44,600	shares	1,150,680
Hughes Supply Inc.	47,200	shares	1,692,120
IDACORP INC	35,500	shares	1,040,150
Idex Corporation	20,000	shares	822,200
II-VI INC	55,800	shares	997,146
Informatica Corp.	258,900	shares	3,106,800
Ingersoll Rand Co.	46,600	shares	1,881,242
Intel Corp.	251,400	shares	6,274,944

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Interline Brands Inc.	39,100	shares	$889,525
INTERSIL CORPORATION CL A	62,000	shares	1,542,560
INTL BUS MACH CORP	76,000	shares	6,247,200
Investors Finl Svcs Corp.	135,900	shares	5,005,197
IPC HOLDINGS LTD	81,000	shares	2,217,780
Iron Mountain Inc.	25,800	shares	1,089,276
Jefferies Group Inc.	69,600	shares	3,130,608
Jlg Industries Inc.	13,100	shares	598,146
Johnson Controls Inc.	15,000	shares	1,093,650
JP Morgan Chase & Co.	63,640	shares	2,525,872
Kcs Energy Inc.	36,600	shares	886,452
KENSEY NASH CORP	17,000	shares	374,510
Key Energy Services Inc.	88,600	shares	1,193,442
Keystone Automotive Inds	23,500	shares	739,780
Kirby Corp.	21,500	shares	1,121,655
Knbt Bancorp Inc.	20,700	shares	337,203
KNIGHT TRANSPORTATION INC	211,650	shares	4,387,504
Kohls Corp.	59,500	shares	2,891,700
Ladish Inc.	16,300	shares	364,305
Lamar Advertising Co.	147,700	shares	6,814,878
Lilly (Eli) & Co.	69,700	shares	3,944,323
Lincare Holdings Inc.	129,200	shares	5,414,772
LOCKHEED MARTIN CORP	39,200	shares	2,494,296
Lowes COS Inc.	39,600	shares	2,639,736
LSI INDUSTRIES INC	42,210	shares	661,009
Magellan Hlth Svcs Inc.	134,600	shares	4,233,170
Markel Corp.	14,400	shares	4,565,520
MARRIOTT INTL INC A	27,100	shares	1,814,887
Martin Marietta Materials	41,000	shares	3,145,520
MARVEL ENTERTAINMENT INC	113,100	shares	1,852,578
Marvell Tech Group Ltd.	77,000	shares	4,318,930
Maxim Integrated Products	129,500	shares	4,693,080

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Mbia Inc.	63,500	shares	$3,820,160
McCormick & Schmk Sea Res	22,900	shares	517,769
Mckesson Corp.	73,700	shares	3,802,183
Medtronic Inc.	68,300	shares	3,932,031
Mercury Interactive Corp.	65,700	shares	1,825,803
MEREDITH CORP	37,000	shares	1,936,580
MERICAN REPROGRAPHICS CO	107,000	shares	2,718,870
Merrill Lynch & Co. Inc.	106,100	shares	7,186,153
METAL MANAGEMENT INC	24,700	shares	574,522
METLIFE INC	19,600	shares	960,400
Micros Systems Inc.	57,500	shares	2,778,400
Microsemi Corp.	92,700	shares	2,564,082
Microsoft Corp.	397,700	shares	10,399,855
MIDDLEBY CORP	8,500	shares	735,250
Millennium Pharmaceutical	299,700	shares	2,907,090
Modine Manufacturing Co.	25,900	shares	844,081
MOLECULAR DEVICES CORP	20,600	shares	595,958
Moog Inc.	19,300	shares	547,734
Motorola Inc.	12,600	shares	284,634
MUELLER INDUSTRIES INC	26,700	shares	732,114
Nationwide Health PPTYS	58,800	shares	1,258,320
Navigators Group Inc.	24,700	shares	1,077,167
Navteq Corp.	69,500	shares	3,048,965
Nci Building Systems Inc.	46,000	shares	1,954,080
NEUSTAR INC CL A	67,900	shares	2,070,271
NEWMONT MINING CORP	19,200	shares	1,025,280
NICOR INC	18,600	shares	731,166
Nike Inc.	34,100	shares	2,959,539
NOKIA CORP SPON ADR	127,900	shares	2,340,570
Novartis AG SPON ADR	68,800	shares	3,610,624

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
NRG ENERGY INC	18,000	shares	$848,160
Occidental Petroleum Corp.	24,300	shares	1,941,084
Odyssey Re Hldgs Corp.	14,500	shares	363,660
OFFICE DEPOT INC	84,100	shares	2,640,740
Omnicom Group Inc.	18,100	shares	1,540,853
PATTERSON-UTI ENERGY INC	66,800	shares	2,201,060
PEDIATRIX MEDICAL GROUP	56,800	shares	5,030,776
Pepsi Bottling Group Inc.	119,100	shares	3,407,451
PEPSICO INC	39,000	shares	2,304,120
PETCO ANIMAL SUPPLIES INC	3,000	shares	65,850
Petro Canada Com	115,900	shares	4,646,431
PIEDMONT NATURAL GAS	40,500	shares	978,480
PIKE ELECTRIC CORP	20,100	shares	326,022
Pmc-Sierra Inc.	291,400	shares	2,246,694
PNM RESOURCES INC	40,700	shares	996,743
POLYMEDICA CORP	92,284	shares	3,088,745
POSSIS MEDICAL INC	17,500	shares	174,125
PREMIERE GLOBAL SVCS INC	94,500	shares	768,285
Procter & Gamble Co.	239,142	shares	13,841,539
Provident Bancshares Corp.	18,500	shares	624,745
Prudential Financial Inc.	11,600	shares	849,004
PSS World Medical Inc.	28,800	shares	427,392
PUBLIC SVC ENTERPRISE GRP	14,000	shares	909,580
Qualcomm Inc.	140,500	shares	6,052,740
Quanex Corp.	57,700	shares	2,883,269
QUANTA SVCS INC	18,200	shares	239,694
Quicksilver Res Inc.	59,200	shares	2,486,992
RADIO ONE CL D NON-VTG	145,400	shares	1,504,890
Range Resources Corp.	168,850	shares	4,447,509
Raymond James Fin. Inc.	7,900	shares	297,593

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Resources Connection Inc.	141,700	shares	$3,692,702
RESPIRONICS INC	120,000	shares	4,448,400
Roche Hldgs. Ltd. SPON ADR	51,500	shares	3,867,650
Rogers Corp.	29,000	shares	1,136,220
Roper Industries Inc.	84,000	shares	3,318,840
RUBY TUESDAY INC	20,400	shares	528,156
Sanfilippo (John B.) & Son	5,900	shares	76,287
SANOFI-AVENTIS	26,500	shares	2,326,699
SAP AG SPON ADR	62,700	shares	2,825,889
Sapient Corporation	102,200	shares	581,518
SBS TECHNOLOGIES INC	23,000	shares	231,610
SCANSOURCE INC	11,900	shares	650,692
Schering Plough Corp.	372,500	shares	7,766,625
Schlumberger Ltd.	51,100	shares	4,964,365
School Specialty Inc.	9,950	shares	362,578
Schwab Charles Corp.	207,700	shares	3,046,959
Scp Pool Corp.	230,100	shares	8,564,322
SEACOAST BANKING FLORIDA	8,600	shares	197,370
Sealed Air Corp.	19,200	shares	1,078,464
Selective Insurance Group	9,000	shares	477,900
Semtech Corp.	82,400	shares	1,504,624
SERENA SOFTWARE INC	112,600	shares	2,639,344
Shaw Group Inc.	39,500	shares	1,149,055
Signature Bank	34,000	shares	954,380
Simpson Manufacturing Co.	43,800	shares	1,592,130
Smith International Inc.	68,800	shares	2,553,168
SPRINT NEXTEL CORP	109,726	shares	2,563,199
ST JUDE MEDICAL INC	52,200	shares	2,620,440
Staples Inc.	138,750	shares	3,151,012
Starbucks Corp.	27,300	shares	819,273
State Street Corp.	49,900	shares	2,766,456
STEEL DYNAMICS INC	57,800	shares	2,052,478
Steel Technologies Inc.	38,800	shares	1,086,012

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Stericycle Inc.	75,300	shares	$4,433,664
Suncor Energy Inc.	37,400	shares	2,358,753
SUPERIOR ENERGY SVCS INC	32,200	shares	677,810
SYNIVERSE HOLDINGS INC	55,200	shares	1,153,680
Target Corp.	91,800	shares	5,046,246
Teledyne Technologies Inc.	9,800	shares	285,180
TENNECO INC	72,400	shares	1,419,764
TEXAS INSTRUMENTS INC	116,900	shares	3,748,983
TEXAS REGL BANCSHARE CL A	26,500	shares	749,950
THOR INDUSTRIES INC	26,900	shares	1,077,883
TIFFANY & CO	22,800	shares	873,012
Time Warner Inc.	211,200	shares	3,683,328
TODCO CL A	114,000	shares	4,338,840
TRC COMPANIES INC	18,200	shares	199,290
Trinity Industries Inc.	77,000	shares	3,393,390
TRW Automotive Hldgs. Corp.	33,200	shares	874,820
Txu Corp.	56,600	shares	2,840,754
U S CONCRETE INC	27,700	shares	262,596
Uap Holding Corp.	48,700	shares	994,454
UBIQUITEL INC	173,500	shares	1,715,915
UBS AG REG (USA)	37,000	shares	3,520,550
Ucbh Holdings Inc.	87,000	shares	1,555,560
Unionbancal Corp.	28,300	shares	1,944,776
UNITED COMMUNITY BANKS GA	10,700	shares	285,262
UNITED NATURAL FOODS INC	61,000	shares	1,610,400
UNITED RENTALS INC	15,000	shares	350,850
United Technologies Corp.	40,800	shares	2,281,128
Unitedhealth Group Inc.	140,200	shares	8,712,028
Universal Compression Hld	114,200	shares	4,695,904
Universal Forest Products	30,400	shares	1,679,600
UNIVISION COMM CL A	79,900	shares	2,348,261

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
URS Corp. New	34,400	shares	$1,293,784
UTI Worldwide Inc.	37,900	shares	3,518,636
VALEANT PHARMACEUTICALS I	136,000	shares	2,458,880
Valmont Industries Inc.	27,300	shares	913,458
VALSPAR CORP	20,200	shares	498,334
VARIAN SEMICONDCT EQP ASS	59,400	shares	2,609,442
VCA Antech Inc.	130,500	shares	3,680,100
VERINT SYSTEMS INC	51,400	shares	1,771,758
Verizon Comm Inc.	39,500	shares	1,189,740
VIACOM CL B NON-VTG (OLD)	61,400	shares	2,001,640
Vishay Intertechnology	48,500	shares	667,360
Wabtec	25,200	shares	677,880
Wal Mart Stores Inc.	99,000	shares	4,633,200
Warnaco Group Inc.	60,800	shares	1,624,576
Waste Management Inc.	52,800	shares	1,602,480
Webster Financial	36,000	shares	1,688,400
Wellpoint Inc.	34,100	shares	2,720,839
WERNER ENTERPRISES INC	132,000	shares	2,600,400
West Corp.	128,500	shares	5,416,275
WEST PHARMACEUTICAL SVCS	39,200	shares	981,176
Whole Foods Market Inc.	41,400	shares	3,203,946
WILLIAMS COMPANIES INC	36,300	shares	841,071
WILLIAMS SCOTSMAN INTL	5,700	shares	98,667
Williams-Sonoma Inc.	38,200	shares	1,648,330
WIND RIVER SYSTEMS INC	186,700	shares	2,757,559
Woodward Governor Co.	13,500	shares	1,161,135
WRIGHT EXPRESS CORP	142,200	shares	3,128,400
Wyeth	56,800	shares	2,616,776
Xerox Corp.	122,600	shares	1,796,090
Xm Satellite Radio	54,800	shares	1,494,944

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Common stock (continued)
Yahoo Inc.	230,100	shares	$9,015,318
Yellow Roadway Corp.	17,600	shares	785,137
Ishares TR Russell 2000	117,500	shares	7,836,075
SPDR Trust	32,300	shares	4,021,673

	924,363,606
Common/collective trusts
SSGA Bond Mkt. Ser. A-CME9	5,758,815	units	95,014,693
SSGA Daily EAFE FD Ser T	5,263,271	units	88,291,371
Capital Guardian Intl Eq-Instl Cls	18,781,743	units	339,386,102
Vanguard Employee Benefit Index Fund	81,865,163	units	952,910,499

	1,475,602,665

U.S. Government securities
U.S. Treasury Bill	$250,000 principal, 0%, due 3/02/06		248,443
U.S. Treasury Bill	$500,000 principal, 0%, due 3/16/06		496,089
U.S. Treasury Note	$7,000,000 principal, 3.375%, due 10/15/09		6,759,648
U.S. Treasury Note	$1,000,000 principal, 4.25%, due 11/15/13		990,469
U.S. Treasury Bill	$1,800,000 principal, 8.125%, due 8/15/19		2,441,954
U.S. Treasury Bill	$2,200,000 principal, 6.25%, due 8/15/23		2,627,110
FNMA Discount Note	$20,500,000 principal, 5%, due 2/36		19,852,969

	33,416,682

Employer Stock
* Hewlett-Packard Company	33,355,733	shares	954,974,636

Stable Value Fund Holdings
Short-term investments
* Fidelity Institutional Cash Portfolio	5,395,817	shares	5,395,817

Common/collective trust
SEI Financial Management	94,012,288	units	94,012,288

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Synthetic guaranteed investment contracts
Underlying asset fair market values:
PIMCO Managed Stable Value Account Net Assets:
Registered investment companies:
PIMCO Asset Backed Securities Portfolio	131,228	shares	$1,379,209
PIMCO Investment Grade Corporate Portfolio	551,263	shares	5,363,792
PIMCO Mortgage Portfolio	5,400,652	shares	56,058,764
PIMCO Muni Sector Portfolio	240,002	shares	2,469,617
PIMCO International Portfolio	1,124,388	shares	5,588,209
PIMCO US Government Sector Portfolio	3,198,981	shares	34,261,086
PIMCO Emerging Markets Fund	430,298	shares	4,875,274
PIMCO Real Return Bond Fund	178,279	shares	1,905,802
U.S. Government obligations:
U.S. Treasury Note	$6,500,000 principal, 3.375%, due 10/15/09		6,276,816
U.S. Treasury Bill	$500,000 principal, 0%, due 3/16/06		496,090
U.S. Treasury Bill	$600,000 principal, 8.125%, due 8/15/19		813,985
U.S. Treasury Bill	$1,800,000 principal, 6.25%, due 8/15/23		2,149,454
Short-term investments
Dreyfus Cash Management Plus	1,142,406	shares	1,142,406
DNB NOR BK DN	$2,000,000 principal, 0%, due 2/22/06		1,977,964
WESTPAC BANK 42CP	$3,700,000 principal, 0%, due 2/21/06		3,663,953
HBOS TREAS DN	$3,700,000 principal, 0%, due 2/24/06		3,658,162
SKANDI ENSK 42CP	$1,400,000 principal, 0%, due 2/17/06		1,384,776
SVENSHA HANDELSBK CP	$3,200,000 principal, 0%, due 3/98		3,164,894
FNMA (short sale)	$(4,000,000) principal, 5%, due 1/36		(3,876,250)
FNMA	$4,000,000 principal, 5%, due 1/36		3,876,250
FNMA	$13,500,000 principal, 5%, due 2/36		13,073,906

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

PIMCO Managed Stable Value Account Net Assets (continued):
Other
Interest Rate Swap	$(30,400,000) principal, 6/15/06	$(226,438)
Interest Rate Swap	$(13,600,000) principal, 6/21/06	(115,323)
Interest Rate Swap	$2,500,000 principal, 6/21/06	20,831
Interest Receivable		159,131
Pending Trades, net		(12,948,926)
Accrued expenses		(48,764)

TOTAL NET ASSETS - PIMCO Managed Stable Value Account		136,544,670

Dodge & Cox Stable Value Fund Net Assets:
Corporate debt securities:
Federal Express	$659,359 principal, 6.72%, due 1/15/22	720,158
Union Pacific PTC	$1,900,000 principal, 5.082%, due 1/2/29	1,863,404
AOL Time Warner	$2,070,000 principal, 7.625%, due 4/15/31	2,305,253
AOL Time Warner	$250,000 principal, 7.7%, due 5/01/32	281,165
AT&T Corp.	$1,000,000 principal, 9.75%, due 11/15/31	1,256,124
Amhome	$525,000 principal, 6.7%, due 3/15/11	566,351
Bank One Cap III	$500,000 principal, 8.75%, due 9/1/30	672,061
BankAmerica Cap II	$625,000 principal, 8%, due 12/15/26	663,806
Boston Property Ltd.	$650,000 principal, 6.25%, due 1/15/13	681,883
Boston Property Ltd.	$600,000 principal, 5.625%, due 4/15/15	606,377
Burlington	$369,275 principal, 8.251%, due 1/15/21	445,180
CIGNA Corp.	$826,000 principal, 7.875%, due 5/15/27	1,010,591
CIGNA	$500,000 principal, 6.375%, due 10/15/11	530,161
Citicorp Cap II	$555,000 principal, 8.015%, due 2/15/27	592,828
Comcast Corp.	$950,000 principal, 5.3%, due 1/15/14	931,996
Comcast	$375,000 principal, 5.85%, due 11/15/15	379,845
Cox Communications	$1,325,000 principal, 5.45%, due 12/15/14	1,292,939
Dillard Dept Stores	$250,000 principal, 7.75%, due 5/15/27	242,500
Dow Chemical	$600,000 principal, 7.375%, due 11/01/29	722,893

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Dodge & Cox Stable Value Fund Net Assets (continued):
Corporate debt securities (continued):
Dow Chemical PTC	$725,000 principal, 4.027%, due 9/30/09	$;	698,568
EOP Oper	$1,150,000 principal, 5.875%, due 1/15/13		1,169,166
EOP Oper	$875,000 principal, 4.75%, due 3/15/14		826,866
EDS	$625,000 principal, 6%, due 8/01/13		642,321
Ford Motor Credit	$1,100,000 principal, 7.375%, due 10/28/09		975,575
Ford Motor Global	$750,000 principal, 7.375%, due 2/01/11		657,389
Ford Motor Credit	$1,700,000 principal, 7.25%, due 10/25/11		1,468,555
General Electric	$1,100,000 principal, 5%, due 2/1/13		1,099,428
GMAC Global	$800,000 principal, 7.75%, due 1/19/10		747,110
GMAC	$2,675,000 principal, 6.875%, due 9/15/11		2,440,937
HCA Inc.	$1,300,000 principal, 6.25%, due 2/15/13		1,300,924
Health Net Inc.	$800,000 principal, 9.875%, due 4/15/11		930,641
International Paper	$650,000 principal, 5.25%, due 4/01/16		617,811
Lockheed Martin	$500,000 principal, 8.5%, due 12/01/29		681,484
May Department Stores	$1,625,000 principal, 8.5%, due 6/01/19		1,970,105
Nordstrom	$325,000 principal, 6.95%, due 3/15/28		358,312
Provident Company	$925,000 principal, 7.25%, due 3/15/28		954,325
Safeco Corp.	$400,000 principal, 7.25%, due 9/01/12		445,903
St. Paul Companies	$525,000 principal, 8.125%, due 4/15/10		582,993
UNUM Provident	$165,000 principal, 6.85%, due 11/15/15		170,363
UNUM Provident	$475,000 principal, 7.625%, due 3/01/11		512,291
Wyeth	$1,075,000 principal, 5.5%, due 2/01/14		1,088,924
Xerox Corp.	$1,750,000 principal, 7.125%, due 6/15/10		1,815,625
U.S. Government obligations:
US Treasury Note	$5,000,000 principal, 6.25%, due 2/15/07		5,096,095
US Treasury Note	$11,600,000 principal, 4.375%, due 5/15/07		11,590,488
US Treasury Note	$11,300,000 principal, 3.125%, due 10/15/08		10,930,546
US Treasury Note	$7,000,000 principal, 3.25%, due 1/15/09		6,777,694
US Treasury Note	$4,500,000 principal, 3.5%, due 8/15/09		4,369,041
US Treasury Note	$5,500,000 principal, 4%, due 3/15/10		5,421,152
Government agency obligations:
SBAP 05-20L 1	$1,315,000 5.39%, due 12/1/25		1,336,653
GSBA 504	$572,292 principal, 4.72%, due 2/1/24		565,951
FHLG 6.00 2/19	$2,657,668 principal, 6%, due 3/1/18		2,712,997

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Dodge & Cox Stable Value Fund Net Assets (continued):
Government agency obligations:
FHLG	$1,508,349 principal, 6%, due 2/1/19	$1,539,768
FHLG	$2,046,416 principal, 6.5%, due 7/1/16	2,103,132
FHLG	$2,877,026 principal, 5.5%, due 12/1/19	2,895,996
FNGT	$1,016,251 principal, 6.983%, due 2/13/30	1,043,850
FNMA	$759,776 principal, 6.231%, 5/1/11	789,620
FNMA	$1,172,682 principal, 5.795%, 12/1/11	1,203,484
FNMA	$933,744 principal, 5.520%, 2/1/12	972,112
FNMA	$2,262,919 principal, 7.00%. due 4/1/32	2,362,261
FNMA	$2,623,072 principal, 7%, due 8/1/32	2,741,932
FNR	$2,600,000 principal, 6%, due 3/25/18	2,637,270
FNW	$892,463 principal, 7%, due 2/25/44	926,551
FNW	$1,338,252 principal, 7.5%, due 3/25/44	1,411,039
FNMA	$2,830,699 principal, 6%, due 5/1/18	2,893,599
FNMA	$1,653,222 principal, 6.5%, due 9/1/17	1,700,729
FNMA	$2,397,361 principal, 6.5%, due 4/1/18	2,466,251
FNMA	$2,195,758 principal, 7%, due 9/1/28	2,295,636
FNMA	$1,432,716 principal, 6%, due 12/1/18	1,464,551
FNMA	$2,146,709 principal, 6%, due 2/1/19	2,194,410
FNMA	$2,088,566 principal, 5.5%, due 2/1/18	2,105,407
FNMA	$2,094,072 principal, 6.5%, due 12/1/32	2,152,550
FNMA	$338,422 principal, 6%, due 12/1/32	342,216
FNMA	$887,175 principal, 5.5%, due 12/1/18	892,720
FNMA	$791,014 principal, 6.5%, due 2/1/34	813,103
GSMPS	$1,183,296 principal, 8%, due 6/25/34	1,234,476
SBAP	$802,403 principal, 6.65%, due 6/1/13	828,082
SBAP	$982,877 principal, 6.15%, due 4/1/18	1,012,427
SBAP	$537,224 principal, 4.625%, due 2/1/25	523,626
Short-term investments:
The Boston Company Pooled Employee Daily Liquidity Fund 2,202,073 share		2,202,073

Hewlett-Packard Company 401(k) Plan EIN: 94-1081436 PN: 004 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued) December 31, 2005
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

Dodge & Cox Stable Value Fund Net Assets (continued):
Other:
Interest receivable		$1,391,923
Pending trades		(818,848)
Accrued expenses		(23,665)

TOTAL NET ASSETS - Dodge & Cox Managed Stable Value Account		133,020,029

Common/collective trusts
Dwight Intermediate Core Plus	9,907,015 units	134,563,231
Dwight Target 5 Fund	7,522,598 units	126,517,536
Dwight Target 2 Fund	36,154,410 units	549,406,888

Total common/collective trusts		810,487,655

Total market value of underlying assets		1,080,052,354

Wrapper values
AIG Financial Products Corp. 245258	4.72% interest rate	1,618,112
CDC Financial Products 1423-01	4.72% interest rate	1,615,826
RABOBANK NEDERLAND CPQ090001	4.87% interest rate	1,615,926
ROYAL BANK OF CANADA NYDW109	4.71% interest rate	1,649,298
STATE ST BK & TR CO Boston 100003	4.71% interest rate	1,621,621
UBS AG 2752	4.87% interest rate	1,619,144

Total wrapper values		9,739,927

Total contract value of synthetic guaranteed investment contracts		1,089,792,281

Guaranteed investment contracts
Metropolitan Life Ins. Co. GIC 2884706901	3.19% interest rate	10,819,008
New York Life Insurance Co. GIC GA31257	6.24% interest rate	6,711,339

Total guaranteed investment contracts		17,530,347

Total Stable Value Fund		1,206,730,733

* Participant loans Interest rates ranging from 4.5%-28.88%, maturing through 2033		129,587,408

		$8,798,830,023

* Indicates party-in-interest to the Plan.
Note: Column (d), cost, has been omitted, as all investments are participant-directed. -29-

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEWLETT-PACKARD COMPANY
401(k) PLAN
June 29, 2006
/s/ Ann O. Baskins ———————————————
ANN O. BASKINS
Senior Vice President, General Counsel
and Secretary

-30-